Exhibit 97.1

BHP

Malus and Clawback Policy

October 2021

(Updated by the People and Remuneration Committee on 1 November 2023)

Overview

This Malus and Clawback Policy applies to BHP’s Incentive Plans. For the avoidance of doubt, these Incentive Plans include (but are not limited to) awards made under the following arrangements:

•	Cash and Deferred Plan (CDP)

•	Long Term Incentive Plan (LTIP)

•	Management Award Plan (MAP)

It should be noted that this Policy is not a substitute for careful reading of the applicable malus and clawback provisions in the relevant Incentive Plan rules or related equity grant, or Incentive Plan participation documentation.

Mandatory trigger events

BHP is listed on the New York Stock Exchange and as a consequence BHP must apply a Mandatory Clawback Policy to certain officers’ incentive based compensation if an accounting ‘Restatement’ is required. This Mandatory Clawback Policy applies to BHP’s Incentive Plans and is attached as an addendum to this policy.

Discretionary trigger events

The People and Remuneration Committee of the Board has discretion to determine whether any other trigger event has occurred. The following is summary guidance of the types of events that may trigger a pay adjustment in relation to Incentive Plan awards or payments:

1.

An error in the Group’s financial statements which requires a material downward restatement or is otherwise material or where information has emerged since the award date which would have affected the cash amount or number of shares in respect of which the award was granted or vested (noting that in certain circumstances mandatory clawback may apply under the Mandatory Clawback Policy).

2.

Where the People and Remuneration Committee determines that the personal performance of a participant, of their product group or of the Group does not justify vesting or where the participant’s conduct or performance has been in breach of their employment contract, any laws, rules, codes of conduct or policies applicable to them or the standards reasonably expected of a person in their position.

3.

The performance of the company, business or undertaking in which a participant worked or works, or for which a participant was or is directly or indirectly responsible, is found to have been misstated or based upon any material misrepresentation and which resulted in the award being granted and/or vesting over a greater cash amount or number of shares than would otherwise have been the case.

4.

Where any team, business area, member of the Group or profit centre in which the participant works or worked has been found guilty in connection with any regulatory investigation or has been in breach of any laws, rules, codes of conduct or policies applicable to it or the standards reasonably expected of it.

5.

An event which has had, may have or, in the opinion of the People and Remuneration Committee, would have if made public, a material adverse effect on the value or reputation of any member of the Group (excluding an event or events which have a material adverse effect on global macroeconomic conditions).

6.	Where the People and Remuneration Committee determines that there has been material damage to the Group’s social licence to operate.

7.	A catastrophic health, safety, environment or community event or events occurring in any part of the Group.

8.

An act, omission or event occurs which in the opinion of the People and Remuneration Committee constitutes a material failure of risk management or of other operational systems and controls for which a participant was directly or indirectly responsible or which occurred in any part of the Group’s business in which the participant performs a role or for which the participant has direct or indirect responsibility.

9.	A participant is found to have contributed to circumstances which give rise to a material loss for any Group Company.

All participants are expected to be vigilant and to draw to the attention of their line managers the occurrence of a possible trigger event. Any identified trigger event shall then be discussed by the Board and / or People and Remuneration Committee at its next meeting to consider the following (without limitation):

•	The type of event (e.g. type of risk incurred, timing, assessment of implications for the Company).

•	The materiality of the event.

•	The identity of the participant(s) involved.

•	Action taken to rectify the event (including suspension recommendations – see below).

For events considered material enough to warrant further action, the Practice Leader Executive Remuneration will prepare initial recommendations for any payment adjustment or payment suspension and submit these to the People and Remuneration Committee. The People and Remuneration Committee shall then review and determine the extent to which any adjustment or suspension should be made, and the People and Remuneration Committee’s reasons shall be recorded. The Practice Leader Executive Remuneration shall then notify the affected participant and offer the right to appeal, if appropriate.

Suspension of vesting/payment

Where there is an on-going internal or external investigation the Practice Leader Executive Remuneration shall make suspension recommendations (i.e. delay vesting and /or payment) where:

1.	There is prima facie evidence of potential wrongdoing in respect of a participant under investigation such that there is a case for the participant to answer.

2.

There is prima facie evidence of an awareness of potential wrongdoing in respect of a participant under investigation that has not been acted on appropriately, such that there is a case for the participant to answer.

3.

There are reasonable grounds to suppose that, by reason of a participant’s immediate line management responsibilities, a participant could be deemed indirectly responsible or accountable for the potential wrongdoing of a direct report who falls into category 1 or 2 above.

In addition to categories 1 and 2 above, there may be additional circumstances in which the People and Remuneration Committee (or a duly-authorised sub-committee or panel) may consider a suspensive action at its discretion and acting in good faith.

The vesting and / or payment of all affected incentive awards relevant to any participant affected by an internal or external investigation and which could ultimately result in a pay adjustment shall be delayed until such an investigation has concluded and the Company has made a decision and communicated it to the affected participant.

People and Remuneration Committee decision-making

In reaching a decision about whether to apply a remuneration adjustment, the People and Remuneration Committee will be required to exercise its discretion. The exercise of any discretion is always a question of fact and degree and therefore when applying its discretion, the People and Remuneration Committee should (without limitation):

•	Seek to review all relevant information and ask the correct questions.

•	Direct itself correctly in law, e.g. adopt a correct construction of the Incentive Plan rules and associated documentation.

•	Not arrive at a perverse decision, i.e. a decision at which no reasonable remuneration committee would have arrived at. Discretion must not be exercised in an arbitrary, capricious or irrational way.

•	Take into account all relevant factors and disregard all irrelevant factors.

Relevant factors would include (without limitation):

•	The type, size and scope of the event.

•	The role, level of seniority and responsibilities of the affected participant and the extent to which they have failed to discharge their responsibilities and duties.

•	The extent to which an participant has failed to take reasonable measures to promptly identify, assess, report, escalate or address the event in question.

•	The value of any remuneration adjustment.

The People and Remuneration Committee’s decision and the decision-making process should be clearly recorded and documented.

Participant appeal

Where a payment adjustment or payment suspension is approved, the relevant participant has the right to request an appeal of the payment adjustment/suspension, e.g. to provide supporting evidence which might justify any actions during an appeal period not exceeding 14 days from the date that the participant was first notified of the potential payment adjustment/suspension.

Any evidence provided from the affected participant shall be provided to the Chief People Officer who shall then make a final recommendation on the payment adjustment and / or suspension, for approval by the People and Remuneration Committee.

Administration

Nothing in this Policy shall operate to limit or modify the Mandatory Clawback Policy. In reaching a decision about whether to apply a remuneration adjustment, a relevant factor considered by the People and Remuneration Committee would include the value of any remuneration recovered pursuant to the Mandatory Clawback Policy.

ADDENDUM

Mandatory Clawback Policy

I. BACKGROUND

BHP Group Limited (“BHP”) has adopted this policy (this “Mandatory Clawback Policy”) to provide for the recovery or “clawback” of certain incentive compensation in the event of a Restatement. This Mandatory Clawback Policy is intended to comply with, and will be interpreted to be consistent with, the requirements of Section 303A.14 of the New York Stock Exchange (the “NYSE”) Listed Company Manual. Certain terms used in this Mandatory Clawback Policy are defined in Section VIII below.

II. STATEMENT OF POLICY

BHP shall recover reasonably promptly the amount of erroneously awarded Incentive-Based Compensation in the event that BHP is required to prepare an accounting restatement due to the material noncompliance of BHP with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “Restatement”).

BHP shall recover erroneously awarded Incentive-Based Compensation in compliance with this Mandatory Clawback Policy except to the extent provided under Section V below.

III. SCOPE OF POLICY

A. Covered Persons and Recovery Period. This Mandatory Clawback Policy applies to Incentive-Based Compensation received by a person:

•	after beginning service as an Executive Officer,

•	who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation,

•	while BHP has a class of securities listed on a national securities exchange in the United States, and

•	during the three completed fiscal years immediately preceding the date that BHP is required to prepare a Restatement (the “Recovery Period”).

Notwithstanding this look-back requirement, BHP is required to apply this Mandatory Clawback Policy only to Incentive-Based Compensation received on or after October 2, 2023.

For purposes of this Mandatory Clawback Policy, Incentive-Based Compensation shall be deemed “received” in BHP’s fiscal period during which the Financial Reporting Measure (as defined herein) specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

B. Transition Period. In addition to the Recovery Period, this Mandatory Clawback Policy applies to any transition period (that results from a change in BHP’s fiscal year) within or immediately following the Recovery Period (a “Transition Period”), provided that a Transition Period between the last day of BHP’s previous fiscal year end and the first day of BHP’s new fiscal year that comprises a period of nine to 12 months will be deemed a completed fiscal year.

C. Determining Recovery Period. For purposes of determining the relevant Recovery Period, the date that BHP is required to prepare the Restatement is the earlier to occur of:

•

the date the board of directors of BHP (the “Board”), a committee of the Board, or the officer or officers of BHP authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that BHP is required to prepare a Restatement, and

•	the date a court, regulator, or other legally authorized body directs BHP to prepare a Restatement.

For clarity, BHP’s obligation to recover erroneously awarded Incentive-Based Compensation under this Mandatory Clawback Policy is not dependent on if or when a Restatement is filed.

D. Method of Recovery. The People and Remuneration Committee of the Board (the “Committee”) will have discretion in determining how to accomplish recovery of erroneously awarded Incentive-Based Compensation under this Mandatory Clawback Policy, recognizing that different means of recovery may be appropriate in different circumstances.

IV. AMOUNT SUBJECT TO RECOVERY

A. Recoverable Amount. The amount of Incentive-Based Compensation subject to recovery under this Mandatory Clawback Policy is the amount of Incentive-Based Compensation received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts, computed without regard to any taxes paid.

B. Covered Compensation Based on Stock Price or TSR. For Incentive-Based Compensation based on stock price or total shareholder return (“TSR”), where the amount of erroneously awarded Incentive-Based Compensation is not subject to mathematical recalculation directly from the information in a Restatement, the recoverable amount shall be determined by the Committee based on a reasonable estimate of the effect of the Restatement on the stock price or TSR upon which the Incentive-Based Compensation was received. In such event, BHP shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the NYSE.

V. EXCEPTIONS

BHP shall recover erroneously awarded Incentive-Based Compensation in compliance with this Mandatory Clawback Policy except to the extent that the conditions set out below are met and the committee of independent directors responsible for executive compensation decisions has made a determination that recovery would be impracticable:

A. Direct Expense Exceeds Recoverable Amount. The direct expense paid to a third party to assist in enforcing this Mandatory Clawback Policy would exceed the amount to be recovered; provided, however, that before concluding it would be impracticable to recover any amount of erroneously awarded Incentive-Based Compensation based on expense of enforcement, BHP shall make a reasonable attempt to recover such erroneously awarded Incentive-Based Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the NYSE.

B. Violation of Home Country Law. Recovery would violate the laws of the Commonwealth of Australia where that law was adopted prior to November 28, 2022; provided, however, that before concluding it would be impracticable to recover any amount of erroneously awarded Incentive-Based Compensation based on violation of the laws of the Commonwealth of Australia, BHP shall obtain an opinion of Australian counsel, acceptable to the NYSE, that recovery would result in such a violation, and shall provide such opinion to the NYSE.

C. Recovery from Certain Tax-Qualified Retirement Plans. Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of BHP, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

VI. PROHIBITION AGAINST INDEMNIFICATION

Notwithstanding the terms of any indemnification arrangement or insurance policy with any individual covered by this Mandatory Clawback Policy, BHP shall not indemnify any Executive Officer or former Executive Officer against the loss of erroneously awarded Incentive-Based Compensation, including any payment or reimbursement for the cost of insurance obtained by any such covered individual to fund amounts recoverable under this Mandatory Clawback Policy.

VII. DISCLOSURE

BHP shall file all disclosures with respect to this Mandatory Clawback Policy and recoveries under this Mandatory Clawback Policy in accordance with the requirements of the U.S. federal securities laws, including the disclosure required by the applicable U.S. Securities and Exchange Commission (“SEC”) filings.

VIII. DEFINITIONS

Unless the context otherwise requires, the following definitions apply for purposes of this Mandatory Clawback Policy:

“Executive Officer” means BHP’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of BHP in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policymaking functions for BHP. Executive officers of BHP’s subsidiaries, as applicable, are deemed Executive Officers of BHP if they perform such policy making functions for BHP. Policy-making function is not intended to include policymaking functions that are not significant. Identification of an Executive Officer for purposes of this Mandatory Clawback Policy will include at a minimum executive officers identified pursuant to 17 CFR 229.401(b).

“Financial Reporting Measures” means any of the following: (i) measures that are determined and presented in accordance with the accounting principles used in preparing BHP’s financial statements, and any measures that are derived wholly or in part from such measures, (ii) stock price and (iii) TSR. A Financial Reporting Measure need not be presented within BHP’s financial statements or included in a filing with the SEC.

“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

IX. ADMINISTRATION; AMENDMENT; TERMINATION.

All determinations under this Mandatory Clawback Policy will be made by the Committee, including determinations regarding how any recovery under this Mandatory Clawback Policy is effected. Any determinations of the Committee will be final, binding and conclusive and need not be uniform with respect to each individual covered by this Mandatory Clawback Policy.

The Committee may amend this Mandatory Clawback Policy from time to time and may terminate this Mandatory Clawback Policy at any time, in each case in its sole discretion.

X. EFFECTIVENESS; OTHER RECOUPMENT RIGHTS

This Mandatory Clawback Policy shall be effective as of December 1, 2023. Any right of recoupment under this Mandatory Clawback Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to BHP and its subsidiaries and affiliates under applicable law or pursuant to the terms of any similar policy or similar provision in any employment agreement, equity award agreement or similar agreement.